SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 08 November 2019

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Holding(s) in Company dated 29 October 2019
99.2	IHG in Greater China. Educational Event dated 31 October 2019
99.3	Holding(s) in Company dated 31 October 2019
99.4	Total Voting Rights dated 01 November 2019
99.5	Holding(s) in Company dated 06 November 2019

Exhibit No: 99.1

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:		InterContinental Hotels Group PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Details of person subject to the notification obligation
Name		BlackRock, Inc.
City and country of registered office (if applicable)		Wilmington, DE, USA
4. Full name of shareholder(s) (if different from 3.)
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reached:		25/10/2019
6. Date on which issuer notified (DD/MM/YYYY):		28/10/2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached	4.89%	0.92%	5.81%	182,033,293
Position of previous notification (if applicable)	5.00%	0.84%	5.84%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights			% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BHJYC057		8,914,521			4.89%

SUBTOTAL 8. A	8,914,521			4.89%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdate		Exercise/Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending				1,308,253	0.71%
American Depository Receipt				43	0.00%

			SUBTOTAL 8. B 1	1,308,296	0.71%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights
CFD			Cash	368,050	0.20%

			SUBTOTAL 8.B.2	368,050	0.20%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary)
X
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
See Attachment

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information
BlackRock Regulatory Threshold Reporting Team Jana Blumenstein 020 7743 3650

Place of completion	12 Throgmorton Avenue, London, EC2N 2DL, U.K.
Date of completion	28 October, 2019

Section 9 Attachment

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Lux Finco S.a.r.l.
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock (Netherlands) B.V.

Exhibit No: 99.2

IHG in Greater China - Educational Event - 31 October 2019

InterContinental Hotels Group PLC (IHG) [LON:IHG, NYSE:IHG (ADRs)] is today hosting an educational event in London on its business in Greater China for analysts and investors. There will be a live webcast at 4.30pm (UK time) with the opportunity to ask questions, and the presentation will also be made available on IHG's website at https://www.ihgplc.com/en/investors/results-and-presentations

No new material information will be disclosed during this event, and there will be no update on current trading.

For further information, please contact:

Investor Relations (Heather Wood; Sonya Ghobrial)	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn® Hotels & Resorts , Holiday Inn Express®, Holiday Inn Club Vacations®, avid™ hotels, Staybridge Suites®, Atwell Suites™, and Candlewood Suites®.

IHG franchises, leases, manages or owns nearly 5,800 hotels and approximately 865,000 guest rooms in more than 100 countries, with over 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 400,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group.

--- ENDS ---

Exhibit No: 99.3

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:		InterContinental Hotels Group PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Details of person subject to the notification obligation
Name		BlackRock, Inc.
City and country of registered office (if applicable)		Wilmington, DE, USA
4. Full name of shareholder(s) (if different from 3.)
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reached:		29/10/2019
6. Date on which issuer notified (DD/MM/YYYY):		30/10/2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached	5.04%	0.78%	5.82%	182,033,293
Position of previous notification (if applicable)	4.89%	0.92%	5.81%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights			% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BHJYC057		9,175,863			5.04%

SUBTOTAL 8. A	9,175,863			5.04%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdate		Exercise/Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending				1,054,280	0.57%
American Depository Receipt				43	0.00%

			SUBTOTAL 8. B 1	1,054,323	0.57%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights
CFD			Cash	367,069	0.20%

			SUBTOTAL 8.B.2	367,069	0.20%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity(please add additional rows as necessary)
X
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
See Attachment

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information
BlackRock Regulatory Threshold Reporting Team Jana Blumenstein 020 7743 3650

Place of completion	12 Throgmorton Avenue, London, EC2N 2DL, U.K.
Date of completion	30 October, 2019

Section 9 Attachment

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Lux Finco S.a.r.l.
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock (Netherlands) B.V.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

Exhibit No: 99.4

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 31 October 2019, its issued share capital consists of 187,717,720 ordinary shares of 20 340/399 pence each, of which 5,684,427 ordinary shares are held in treasury Therefore, the total number of voting rights in the Company is 182,033,293.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
General Counsel & Company Secretary

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

Exhibit No: 99.5

 TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		InterContinental Hotels Group PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii: Voting rights transferred to client				X
3. Details of person subject to the notification obligationiv
Name		BlackRock, Inc.
City and country of registered office (if applicable)		Wilmington, DE, USA
4. Full name of shareholder(s) (if different from 3.)v
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		04/11/2019
6. Date on which issuer notified (DD/MM/YYYY):		05/11/2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	4.83%	0.58%	5.41%	182,033,293
Position of previous notification (if applicable)	5.04%	0.78%	5.82%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BHJYC057		8,794,228			4.83%

SUBTOTAL 8. A	8,794,228			4.83%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending				686,713	0.37%
American Depository Receipt				43	0.00%

			SUBTOTAL 8. B 1	686,756	0.37%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
CFD			Cash	369,348	0.20%

			SUBTOTAL 8.B.2	369,348	0.20%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
See Attachment

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
BlackRock Regulatory Threshold Reporting Team James Michael 020 7743 3650

Place of completion	12 Throgmorton Avenue, London, EC2N 2DL, U.K.
Date of completion	5 November, 2019

Section 9 Attachment

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Lux Finco S.a.r.l.
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock (Netherlands) B.V.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	08 November 2019